FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: M A Ramphele (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, C A Carolus,
R Dañino*, A R Hill
≠
, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea
†
,
C I von Christierson, G M Wilson
†
British,
≠
Canadian,
#
Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries

Investor Enquiries
Willie Jacobsz
Tel      +508 839-1188 Mobile +857 241-7127
email    Willie.Jacobsz@
            gfexpl.com

Nikki Catrakilis-Wagner
Tel
+27 11 562-9706
Mobile     +27 (0) 83 309-6720
email
Nikki.Catrakilis-Wagner@
goldfields.co.za

Media Enquiries
Sven Lunsche
Tel           +27 11 562-9763
Mobile      +27 (0) 83 260-9279
email        Sven.Lunsche@
                goldfields.co.za
M E D I A R E L E A S E
GOLD FIELDS STAKE IN GOLD FIELDS LA CIMA
INCREASES TO 98.5%
Johannesburg, 18 April 2011. Gold Fields Corona (BVI) Limited
(“Gold Fields Corona”), a wholly owned subsidiary of Gold Fields Limited
(NYSE and JSE: GFI) today announced that it had increased its stake in
Gold Fields La Cima S.A.A. (La Cima) from 80.7% to 98.5% following a voluntary offer to minorities in La Cima to acquire their shares at a cost of US$379 million.

Gold Fields Corona announced a voluntary offer to acquire the outstanding common shares and investment shares of Gold Fields La
Cima on 22 March 2011. The offer was for the 8% of the common shares not already owned by Gold Fields Corona and for 100% of the investment shares. The offer closed on Friday, 15 April 2011.

Gold Fields Corona’s economic interest in La Cima is now:
•
1,244.1 million common shares or 99% of total common shares
•
167.1 million investment shares or 95.1% of the total Investment shares.

La Cima owns the Cerro Corona gold and copper mine in the
Cajamarca district of Peru, which has gold-equivalent Mineral Reserves of 5.3 million ounces and has been in production since 2008. It produces about 400,000 gold-equivalent ounces a year.

Nick Holland, Chief Executive Officer of Gold Fields Limited, said: “This increases our stake in a world-class mine we know and understand and gives us access to an additional 1 million ounces of long-life, low cost ounces. We are pleased with the outcome, which brings us closer to our strategic vision of owning 100% of the assets in our portfolio.”
ends
Notes to editors
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable annualised production of 3.6 million gold equivalent ounces from eight operating mines in
Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 76.7 million ounces and Mineral Resources of 225.4 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock
Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss
Exchange (SWX).
Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 April 2011
GOLD FIELDS LIMITED
By:

Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs